3/1/2016 JG

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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16021037

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange
MAR 01 2016
RECEIVED

SEC FILE NUMBER
8- 48382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N. Campbell Ave. #255
(No. and Street)

Tucson (City) Arizona (State) 85718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Maxwell 520-544-4909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R & A CPAs
(Name – *if individual, state last, first, middle name*)

4542 East Camp Lowell Dr., Ste 100 (Address) Tucson (City) Arizona (State) 85712 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


R & A CPAs
A PROFESSIONAL CORPORATION

OATH OR AFFIRMATION

I, Dean Greenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg Financial Group, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public State of Arizona
Pima County
Susan J Maxwell
My Commission Expires 08/08/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Phillip C. Dalrymple, CPA
Rodolfo C. Paredes, CPA
Charles L. Charvoz, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg Financial Group, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information schedules of computation of net capital under Rule 15c3-1, reconciliation of net capital under Rule 17a-5(d)(4), and statement pertaining to exemptive provisions under 15c3-3(k) have been subjected to audit procedures performed in conjunction with the audit of Greenberg Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs
A Professional Corporation

Tucson, Arizona
February 26, 2016

520.881.4900
520.881.1475 Fax
4542 E. Camp Lowell Drive
Suite 100
Tucson, Arizona 85712

www.RandAcpas.com

GREENBERG FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	6,954
Receivable from broker-dealer		15,580
Due from stockholder		3,000
Employee advances/loans		6,332
Total assets		31,866
LONG TERM ASSETS		
Property and equipment, net		3,465
Cash surrender value of life insurance, net		300,575
RBC correspondence deposit		35,000
Total long term assets		339,040
TOTAL ASSETS	$	370,906

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	30,704
Accrued payroll and related taxes		43,293
Retirement plan payable		29,572
Line of credit		105,000
Total liabilities		208,569
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000,000 shares authorized, 10,000 shares issued and 8,667 outstanding		282,319
Treasury stock (667 shares)		(58,000)
Accumulated deficit		(61,982)
Total stockholder's equity		162,337
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	370,906

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

REVENUES	
Management and investment advisory fees	$ 1,775,008
Commission income	310,685
Broker-dealer fees	237,775
Total revenues	2,323,468
EXPENSES	
Employee compensation and benefits	1,488,816
Advertising, promoting and seminars	200,906
Occupancy costs	141,611
Office expenses	111,622
Professional and consulting fees	74,407
Floor brokerage, exchange and clearance fees	41,121
Quotation services and communications	37,579
Interest expense	4,306
Total expenses	2,100,368
NET INCOME	$ 223,100

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2015

	Common Stock		Treasury Stock		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount		
BALANCE, DECEMBER 31, 2014	8,667	$ 267,319	667	$ (58,000)	$ 9,582	$ 218,901
Contributions		15,000				15,000
Distributions					(294,664)	(294,664)
Net Income	-	-	-		223,100	223,100
BALANCE, DECEMBER 31, 2015	8,667	$ 282,319	667	$ (58,000)	$ (61,982)	$ 162,337

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 223,100
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,663
Increase in market value of cash surrender value of life insurance	(16,495)
Effects of changes in operating assets and liabilities:	
Receivable from broker-dealer	(1,486)
Due from stockholder	(3,000)
Employee advances/loans	3,900
Accounts payable	11,816
Accrued payroll and related taxes	20,306
Distribution payable	(18,746)
Retirement plan payable	430
Net cash provided by operating activities	221,488
CASH FLOWS USED IN INVESTING ACTIVITIES	
Premiums paid on life insurance policies	(46,597)
Withdrawal from life insurance policies	125,000
Net cash used in investing activities	78,403
CASH FLOWS USED IN FINANCING ACTIVITIES	
Payments on stock redemption agreements	(20,000)
Shareholder distributions	(294,664)
Shareholder contributions	15,000
Net cash used in financing activities	(299,664)
NET INCREASE IN CASH AND CASH EQUIVALENTS	227
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,727
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,954
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 4,306

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 – NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

Nature of Business

Greenberg Financial Group, Inc. (the "Company") incorporated under the laws of the State of Arizona in 1998. The Company originally operated as a limited liability company and has been a registered investment advisory firm since its inception in 1995. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

The Company executes all of its brokerage transactions through a third-party clearinghouse and does not take possession of any of its clients' investment instruments.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when incurred.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investments with original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment in excess of $3,000 are initially recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. When items of property or equipment are sold and retired, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in current income.

Depreciation and amortization has been computed over the following estimated useful lives:

Office equipment	5 – 7 years
Office furniture	7 – 10 years
Leasehold improvements	7 – 10 years

Cash Surrender Value of Life Insurance

The cash surrender value of life insurance relates to policies covering the Company's stockholder. The Company is the owner and beneficiary on the policies. The ultimate performance of the life insurance policies is dependent upon the insurance company's ability to honor the policies.

NOTE 1 – NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (CONTINUED)

Correspondence Deposit
The Company has an interest-bearing deposit held by the clearing firm of $35,000 at December 31, 2015.

Revenue and Receivables
Investment advisory fees are received quarterly but are recognized as earned over the term of the contract. The Company collects its investment advisory fees on the first day of each quarter in advance and are amortized monthly over the quarter. Commission income and broker-dealer fees are recorded as the related transactions occur. Management considers all receivables as fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

Commissions
Commissions and other related clearing expenses are recorded on a trade-date basis as the securities transactions occur.

Advertising
The cost of advertising is expensed as incurred. Advertising expenses were $77,184, which does not include promotions or sponsorships of $39,000, for the year ended December 31, 2015.

Income Taxes
The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and state income tax law as an S corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Subsequent Events
Management evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2015, but prior to February 26, 2016 that provided additional evidence about conditions that existed at December 31, 2015, have been recognized in the financial statements for the year ended December 31, 2015.

Subsequent to year end, the Company withdrew $100,000 against the cash surrender value of the life insurance policies.

NOTE 2 – PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

Office equipment	$ 56,726
Office furniture	21,724
Leasehold improvements	96,442
	174,892
Less accumulated depreciation and amortization	(171,427)
Total	$ 3,465

Depreciation expense was $1,663 for the year ended December 31, 2015. Amortization expense for the same period was $0.

NOTE 3 – LINE OF CREDIT

The Company has a $150,000 line of credit with a bank which matures in May 2016. Amounts drawn against the line of credit are payable on demand and bear interest at the bank's prime rate plus 1.75%, with a minimum rate of 5% (effective rate of 5.25% at December 31, 2015). The stockholder of the Company guarantees the line of credit. At December 31, 2015, the Company had outstanding draws of $105,000. Subsequent to year end, the Company increased the amount outstanding up to the limit of $150,000.

NOTE 4 – LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease through October 2016. The lease agreement provides for a renewal option and requires payment of maintenance and insurance. Rent expense on this operating lease was $128,164 for the year ended December 31, 2015.

The Company is subject to a master lease with an LLC owned, in part, by its stockholder. The master lease provides for rental of 33% of the building occupied by the Company through 2016. In connection with that lease, the Company entered into a sub-lease with an unrelated party. The sub-lease provides for lease of approximately 9% of the building through 2016. Both the lease and sub-lease provide for operating cost reimbursements in excess of base year expenses. The Company received $22,000 under this sub-lease during the year ended December 31, 2015. These payments are recorded as other income. The sublease expired in September 2011 and is continued as a month to month lease.

NOTE 4 – LEASE COMMITMENTS (CONTINUED)

Future minimum rental payments (excluding sublease payments) due under the master lease at December 31, 2015 are:

Years Ending December 31,	Master Lease
2016	$ 101,979
Total	$ 101,979

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company purchases its advertising media services from an agency owned by the stockholder's spouse. The amount paid to this agency was $68,026 for the year ended December 31, 2015

The Company leases its office space from a related party as described in Note 4.

The Company paid $12,000 for administrative services to the stockholder's two sons for the year ended December 31, 2015.

Employee loan to corporate officer for $10,000. Balance of $6,332 on December 31, 2015.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation. The Company matches voluntary employee contributions to the Plan based on a percentage of salary contributed by the participants. The Company accrued a matching contribution of $29,572 for the year ended December 31, 2015. The Company did not pay a discretionary profit sharing contribution for the year ended December 31, 2015.

NOTE 7 – CONCENTRATIONS

The Company conducts most of its business with residents of Southern Arizona and could be materially affected by economic fluctuations in that geographic area, as well as changes in the stock market.

NOTE 7 – CONCENTRATIONS (CONTINUED)

The Company maintains its cash balances in financial institutions in Tucson, Arizona. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. From time to time, the Company maintains balances in various operating accounts in excess of Federal Deposit Insurance Corporation insured limits. Management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 8 – STOCKHOLDERS' AGREEMENT

The Company has a stockholders' agreement of which key provisions include:

- The Company must make advance disclosure to its stockholder of any proposed employment or independent contractor relationships with the Company by persons or companies related to any stockholder. If the required disclosures are not made, the Company may demand a refund of all monies paid to such related party.

- If the stockholder desires to sell his shares of stock in the Company, the Company has the first option to purchase the shares.

- The Company shall pay for $1 million of insurance on the life of the "Manager" (the Company's stockholder.) Upon the death of the Manager, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of the Manager's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

- In the event of the death of the Manager, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. The Company will also be obligated to pay for all expenses associated with providing a college education to the Manager's children through doctorate degrees. No accruals are reflected in these financial statements for these contingent liabilities.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company typically computes its net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Required minimum net capital is the greater of $5,000 or 1/15th of the aggregate indebtedness. At December 31, 2015, the Company had net capital of $149,540 which was $135,635 in excess of its required net capital of $13,905. The Company's aggregate indebtedness to net capital ratio was 139.47 to 1.00.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter parties' ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE 11 – STOCK REDEMPTION AGREEMENTS

The Company entered into a Stock Redemption Agreement with two stockholders to redeem the stockholders' remaining outstanding shares of Company stock. The agreement states that the company will make a collective payment of $10,000 in the first quarter of 2015 and a second payment of $10,000 in the second quarter of 2015, leaving the total outstanding amount $20,000 to be paid in 2015. Payments of $20,000 were made during 2015 leaving a balance due at December 31, 2015 of $0.

NOTE 12 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owner.

The Company follows the Financial Accounting Standards Board's requirements for accounting for uncertain tax positions. The Company has determined that it is not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2012, 2013, and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

GREENBERG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 13 – LEGAL CONTINGENCIES

The Company is periodically a party to various legal actions which arise in the normal course of business, the aggregate effect of which, in management's opinion, would not be material to the Company's financial condition.

REQUIRED SUPPLEMENTARY INFORMATION

GREENBERG FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

NET CAPITAL		
Stockholder's equity, total capital		$ 162,337
Deduct non-allowable assets:		
Employee advances/loan	$ 6,332	
Due from stockholder	3,000	
Non-indebted property and equipment, net	3,465	
		12,797
Net capital before haircuts on investment securities		149,540
Deduct haircuts on investment securities:		
None	-	
		-
NET CAPITAL		$ 149,540
Computation of net capital requirements:		
Total liabilities (aggregate indebtedness)		$ 208,569
Required amount		6-2/3%
Computed net capital requirement		$ 13,905
EXCESS NET CAPITAL		$ 135,635
Net capital less 10% of aggregate indebtedness		$ 128,683
Ratio of aggregate indebtedness to net capital		1.39

GREENBERG FINANCIAL GROUP, INC.
RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The differences that exist between the net capital computation and the corresponding calculations included in the Company's Form X17A-5 Part IIA filing are immaterial.

GREENBERG FINANCIAL GROUP, INC.
STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
December 31, 2015

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT



R & A CPAs
A PROFESSIONAL CORPORATION

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Phillip C. Dalrymple, CPA
Rodolfo C. Paredes, CPA
Charles L. Charvoz, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Greenberg Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs
A Professional Corporation

Tucson, Arizona
February 26, 2016

520.881.4900
520.881.1475 Fax
4542 E. Camp Lowell Drive
Suite 100
Tucson, Arizona 85712

www.RandAcpas.com



Exemption Report
Greenberg Financial Group
12/31/2015

Under provision 240.15c3-3 (k) of the Securities and Exchange Act, Greenberg Financial Group qualifies for the exemption from section 240.15c3-3(k) (2) (ii).

Greenberg Financial Group as an introducing broker/dealer did not accept any customer checks written to the firm, nor did the firm receive any customer securities. The firm's minimum net capital requirement for 2015 was $5,000.00.

To the best of my knowledge Greenberg Financial Group has met all the requirements to claim the exemption, and has not had any exceptions to the exemption provision, for the year ended December 2015.

Dean Greenberg
President
Greenberg Financial Group

4511 N. CAMPBELL AVENUE, TUCSON, AZ 85718

(520) 544-4909 ▪ (800) 525-5263 ▪ FAX (520) 544-0640 ▪ WWW.GREENBERGFINANCIAL.COM

OTHER INFORMATION



R & A CPAs
A PROFESSIONAL CORPORATION

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Phillip C. Dalrymple, CPA
Rodolfo C. Paredes, CPA
Charles L. Charvoz, CPA

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Greenberg Financial Group, Inc., Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Greenberg Financial Group, Inc.''s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by comparing SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to subsequent clearing on bank statement, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference of $981 in advertising expense. Compared the amounts to the amended Form SIPC-7, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a) Compared the $637,638 aggregate total of deductions reported on page 2, line 2c of the amended Form SIPC-7 for the year ended December 31, 2015, to Greenberg Financial Group, Inc.'s supporting schedule, noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedures 3, as follows:

   a) Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the general Assessment of 0.0025 on page 2, line 2e of $1,687,831 and $4,220, respectively of the Form SIPC-7, noting no differences.

   b) Recalculated Greenberg Financial Group, Inc.'s supporting schedule's arithmetical accuracy of the $637,638 aggregate deductions report on page 2, line 2c of Form SIPC-7, noting no differences.

5) There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

520.881.4900
520.881.1475 Fax

4542 E. Camp Lowell Drive
Suite 100
Tucson, Arizona 85712

www.RandAcpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AMENDED
Greenberg Financial Group
4511 N. Campbell Ave #255
Tucson, AZ 85718

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 4,220

B. Less payment made with SIPC-6 filed (exclude interest) (2,115)
7/24/15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,105

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,105

G. PAID WITH THIS FORM: Pd 2,102.00 check # 8462
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greenberg Financial Group
(Name of Corporation, Partnership or other organization)

Susan Maxwell
(Authorized Signature)

Dated the 9th day of February, 2016.

Fin-OP.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning ______ and ending 12-31-15

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,325,469
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	242,025
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	151,589
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent Income, Postage Printing, Broker [illegible] (Deductions in excess of $100,000 require documentation)	239,775
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,249	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	4249
Total deductions	637,638
2d. SIPC Net Operating Revenues	$ 1,687,831
2e. General Assessment @ .0025	$ 4220. (to page 1, line 2.A.)

520.881.4900 • 520.881.1475 Fax
4542 E. Camp Lowell Drive • Suite 100
Tucson, Arizona 85712
www.RandAcpas.com




R & A CPAs
A PROFESSIONAL CORPORATION

